SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-12060

NOTIFICATION OF LATE FILING

(Check One):      Form 10-K      Form 11-K      Form 20-F      Form 10-Q      Form N-SAR

For Period Ended: December 31, 2002
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Espírito Santo Financial Group, S.A.

Full name of registrant

Former name if applicable

231, Val des Bons-Malades

Address of principal executive office (Street and number)

L-2121 Luxembourg-Kirchberg

City, state and zip code

PART II   RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Annual Report on Form 20-F for the year ended December 31, 2002 for Espírito Santo Financial Group, S.A. (“ESFG”) could not be filed within the prescribed time period because ESFG was unable, without unreasonable effort or expense, to complete its Annual Report on Form 20-F (“20-F”) on or prior to June 30, 2003. ESFG was unable to do so because its principal subsidiary, Banco Espírito Santo S.A (“BES”), was unable to complete the audit of its financial statements as of and for the year ended December 31, 2002, including the required U.S. GAAP reconciliation, in sufficient time to permit ESFG to complete the audit of its own financial statements, including the required U.S. GAAP reconciliation, as of and for the year ended December 31, 2002 on or prior to June 30, 2003. Additional delays resulted from the fact that ESFG has changed its auditor.

PART IV   OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jean-Luc Schneider	011 351	21 391 57 75

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.

Espírito Santo Financial Group, S.A

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	June 30, 2003	By:	/s/ Ricardo Espírito Santo Silva Salgado

Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

STATEMENT PURSUANT TO PART IV (3)

It is anticipated that (1) for Portuguese GAAP purposes, ESFG’s 20-F will show a net loss of euro 45.1 million for the year ended December 31, 2002, compared with a net profit of euro 11.0 million for the year ended December 31, 2001, and (2) for U.S. GAAP purposes, ESFG’s 20-F will also show a net loss. The U.S. GAAP numbers are currently being finalized, and, accordingly, the precise U.S. GAAP net loss figure for the year ended December 31, 2002 is not yet available. For the year ended December 31, 2001, ESFG had a U.S. GAAP net loss of euro 94.0 million. This change in ESFG’s results is primarily the result of the poor conditions of the capital markets, which have adversely affected the overall results of the Group’s insurance operations.